Mail Stop 4561

October 23, 2008

Mr. Eliron Yaron
Chairman
Shelron Group, Inc.
29 Broadway
New York, NY 10006

> **Re:**   **Shelron Group, Inc.**
> **Form 10-KSB/A For the Fiscal Year Ended December 31, 2007**
> **File No. 000-31176**

Dear Mr. Yaron:

We have reviewed your response letter filed October 14, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 18, 2008.

Form 10-KSB/A for the Year Ended December 31, 2007

Item 8A(T). Controls and Procedures

Management's Report on Internal Control Over Financial Reporting

1.   Your disclosures indicate that you evaluated the effectiveness of your internal controls over financial reporting, however, the conclusion you disclose relates to disclosure controls and procedures. Please revise to disclose management's conclusion on the effectiveness of your internal control over financial reporting. See Items 308T(a)(3) of Regulation S-B.

Changes in Internal Control Over Financial Reporting

2.   We note your revisions in response to prior comment 3 and note that you continue to refer to "significant changes." Item 308T(b) requires disclosure of *any* change, in your internal control over financial reporting during the registrant's last fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In this regard, revise your disclosure to state, if true, that there was no change in your internal control over financial reporting during the registrant's last fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant

cc: Paul Goodman
        Cyruli Shanks Hart & Zizmor, LLP
        Via Facsimile at 212-661-5350